Exhibit 99.1

Safe-T Group Reports Fourth Quarter and Full Year 2020 Financial Results

Full Year 2020 Revenue Increases 49% Versus 2019 to a Record of $4.9 Million

Full Year 2020 Gross Profit Increases 71% Versus 2019 to a Record of $2.4 Million

HERZLIYA, Israel, March 22, 2021 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions and intelligent data collection, has reported its financial results for the fourth quarter and full year ended December 31, 2020.

Revenues for the year ended December 31, 2020 totaled $4,886,000, an increase of 49% compared to $3,284,000 in the year ended December 31, 2019. Revenues for the three-month period ended December 31, 2020 totaled $1,295,000, an increase of 16% compared to $1,114,000 in the three-month period ended December 31, 2019.

The Company’s cash and cash equivalents balance at the end of the quarter was $11,017,000.

“2020 proved to be a milestone year as we achieved our aggressive internal roadmap and witnessed a worldwide paradigm shift for Zero Trust and Remote Access,” said Shachar Daniel, Chief Executive Officer CEO of Safe-T Group. “At the outset of the year, we identified several key objectives to scale our business: further develop our technologies of IP proxy products and Zero Trust Network Access (“ZTNA”), grow our distribution and partnership network worldwide for our technology portfolio, and identify accretive acquisitions. As we move into 2021, we are proud to have exceeded these goals, and have set even more ambitious agenda for the year ahead – targeting a wider range of customers for our IP proxy solution and moving with our ZTNA partners to the next phase which is the end customers’ stage.

“Our financial position continued to improve, and we are pleased to report that we met our 2020 revenue forecast of $4.9 million, an increase of 49% from 2019. We further strengthened our balance sheet with several equity offerings in 2020 and combined with our most recent raise we now have approximately $22.0 million in cash to support our M&A strategy and increase our business.

“Fueling this growth, the global $10+ billion cybersecurity market saw rapid and profound change in 2020. Multiple high profile cyber-attacks to major corporations and government agencies demonstrated the need for organizations to provide secure access for on-premise and hybrid cloud environments. These attacks were compounded by the massive shift to remote work accelerated by the global pandemic. We believe that this transition will continue to accelerate, exponentially increasing the attack surface often at companies operating with old cybersecurity architecture,” continued Mr. Daniel.

“Within this context, we have striven to expand our market opportunity with innovative IP proxy products, by developing a set of capabilities that will allow us to lead the market. We released ZoneZero™ version 5.0 which pioneers new capabilities alongside improvements and enhancement of existing capabilities. Our new residential proxies network for the sneaker resale market is an industry breakthrough, as it solves many of the historical challenges with residential networks. As well, new design solutions at our business proxy business line, including Proxy-In-A-Box for the defense industry and a fee VPN for consumers, are opening up new markets.

“In 2020, we leveraged our indirect sales model to build our partnership network around the globe, with key partnerships and agreements with several industry leaders. We continue to educate them about our products through webinars and technology events, while supporting them with the initial end-customers’ implementations.

“Looking ahead into 2021, we are widening the scope of our goals by continuing to improve and refine our products with feedback from the Zero Trust market and our partners. We are leveraging our sales team to expand sales through our current partnerships and growing into new markets. And with the successful integration of Chi Cooked, we will continue to build our pipeline of potential M&A targets that could strengthen our capabilities and offerings. As we look to close the books on the first quarter of 2021, it is clear the steps taken above are now translating into improved top-line revenue performance year-over-year for Safe-T. We anticipate this trajectory to continue in subsequent quarters throughout 2021 and look forward to sharing more on upcoming milestones at industry and investor conferences in the coming months,” concluded Mr. Daniel.

2021 Subsequent Business Developments:

▪	Between February 8, 2021 and February 12, 2021, 3,090,900 warrants from the Company’s underwritten public offering completed on April 23, 2020, were exercised into 3,090,900 ADSs, for an aggregate gross amount of $3,709,080.

▪	On February 12, 2021, we launched a new residential network for the multibillion-dollar sneaker resale market. The new product is the first synergy realization between Safe-T’s business IP (Internet Protocol) proxy platform and its consumer IP proxy solutions, utilizing the group’s advanced network capabilities.

▪	On February 18, 2021, we completed a registered direct offering of ADSs and pre-funded warrants with gross proceeds to the Company of approximately $9.75 million.

▪	On March 1, 2021, we launched its next generation ZoneZero™ v5.0, an advanced Zero Trust Network Access (ZTNA) solution that unifies all access scenarios for external and internal users and dramatically lowers business critical IT expenses.

Fourth Quarter of 2020 Selected Highlights:

●	On December 9, 2020, we announced the acquisition of Chi Cooked LLC, a U.S.-based company specializing in cloud-based global IP proxy services.

●	We were listed in Forrester’s Q3 2020 Tech Tide™: Zero Trust Threat Prevention Report and recognized by Gartner as a Representative Vendor in its December 2020 Report Titled ’SASE (Secure Access Service Edge) Will Improve Your Distributed Security Everywhere’.

●	We launched a new free consumer VPN application that will be available on all operating systems. In addition, we entered the defense security market and launched its Proxy-In-a-Box solution targeted at law enforcement and homeland security organizations.

●	We further expanded our channel distribution with the teaming up with additional leading global partners for the resale of its Zero Trust solutions: Fujitsu Portugal (launch of a secure remote access managed security service); iValue (India), Edvance Technology (Hong Kong) and Systematika Distribution Srl. (Italy).

Full Year 2020 Selected Highlights:

●	We launched Perimeter Access Orchestration Fabric (PAOF) designed to take its leading ZTNA solution to the next level.

●	We launched a Data Center proxy network built on agreements and connectivity with leading carriers in the United States, which allow NetNut’s customers to enjoy a fast, reliable and robust proxy solution upon which users can build and expand their businesses and target reach.

●	We launched its Dynamic Residential Proxy network in Europe and Asia.

●	We expanded into a new market with the signing of agreements with three leading companies operating in the consumer VPN sector.

●	We partnered with HTC Global Services, a global provider of information technology services and solutions, to expand its global presence with the resale of Safe-T’s products and solutions in India and the U.S.

●	We signed a distribution agreement with Softprom Distribution GmbH, a leading Value Added IT distributor in the Commonwealth of Independent States and European countries, to promote ZTNA solutions in Central and Eastern Europe, CIS countries, Georgia and Ukraine.

●	We launched a unique implementation of its Zero-Trust Secure File Access (SFA) Solution as Server Message Block (SMB) Proxy for Windows File Sharing. The unique solution was selected by a leading intelligence unit, after successfully winning a tender process.

●	Several organizations including one of Israel’s leading universities, a world leading fintech company, and a U.S. insurance company successfully deployed its Secure Application Access (SAA) solution to allow work-from-home policies for their employees during the global pandemic.

Financial Results for the Year Ended December 31, 2020:

●	Total revenues amounted to $4,886,000 (2019: $3,284,000). The increase in revenues is due to the consolidation of revenues generated by NetNut throughout the entire period compared to the consolidation in 2019 which occurred only from NetNut’s acquisition on June 12, 2019 until December 31, 2019 as well as the growth in these services. The increase was partially offset by a reduction in sales of the Secure Data Exchange (SDE) product, as part of the Company’s strategic plan to focus on the Secure Data Perimeter (SDP) market with its Zero Trust solutions.

●	Cost of revenues totaled $2,499,000 (2019: $1,889,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams in the cyber business and the SDE product technology that was written-off in the fourth quarter of 2019.

●	As a result of the above, the gross profit totaled $2,387,000, compared to $1,395,000 in 2019.

●	Research and development (R&D) expenses totaled $2,202,000 (2019: $2,485,000). The decrease is due to a significant reduction in the SDE solution development and related costs, partially offset by the consolidation of NetNut’s development costs and subcontractors’ costs related to the new Zero Trust solutions.

●	Sales and marketing expenses totaled $4,215,000 (2019: $3,783,000). The increase is primarily attributed to consolidation of NetNut’s sales and marketing costs that were consolidated over a full year compared to partial consolidation period in 2019, partially offset by efficiency measures and cost reductions in overall sales, professional and marketing costs of the cyber business.

●	General and administrative expenses (G&A) totaled $4,197,000 (2019: $3,757,000). The increase is mainly due to the consolidation of NetNut’s general and administrative costs, and an increase in professional fees costs and salaries, partially offset by a reduction in share-based payments.

●	IFRS net loss totaled $7,845,000, or $0.02 basic loss per ordinary share (2019: loss of $12,998,000, or $0.96 basic loss per ordinary share).

●	Non-IFRS net loss was $6,153,000, or $0.01 basic loss per ordinary share (2019: loss of $7,053,000, or $0.52 basic loss per ordinary share).

Financial Results for the Three Months Ended December 31, 2020:

●	Total revenues amounted to $1,295,000 (Q4 2019: $1,114,000). The increase is mainly attributed to an increase in IP proxy sales.

●	Cost of revenues totaled $811,000 (Q4 2019: $869,000). The decrease is mainly due to lack of further amortization of the SDE intangible assets, partially offset by an increase in internet service providers costs in the IP proxy business.

●	R&D expenses totaled $754,000 (Q4 2019: $549,000). The increase is mainly attributed to an increase of NetNut’s development costs due to an extension of its proxy solutions activity, subcontractors’ costs related to the new Zero Trust solutions and share-based compensation, and it was partially offset by the cessation of development efforts related to the SDE product.

●	Sales and marketing expenses totaled $1,320,000 (Q4 2019: $1,096,000). The increase is primarily attributed to professional services related to the marketing and sales of the new Zero Trust solutions and to a share-based compensation.

●	G&A expenses totaled $1,289,000 (Q4 2019: $1,300,000). The decrease is mainly due to a reduction in bad debts provision compared to Q4 2019, as well as lower professional and salaries and related costs, and it was partially offset by an increase in share-based compensation.

●	IFRS net loss totaled $5,009,000, or $0.01 basic loss per ordinary share (Q4 2019: net loss of $11,292,000, or $0.42 basic earnings per ordinary share).

●	Non-IFRS net loss totaled $2,029,000, or $0.00 basic loss per ordinary share (Q4 2019: loss of $1,971,000, or $0.07 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below on the Company’s net loss (profit) for the year and three-month periods ended December 31, 2020 and 2019:

	For the year Ended December 31,		For the Three-Month Period Ended December 31,
(thousands of U.S. dollars)	2020	2019	2020	2019

Net loss (profit) for the period	7,845	12,998	5,009	11,292
Issuance and acquisition costs	156	790	-	602
Amortization and impairment of intangible assets and goodwill	3,781	2,105	2,145	1,588
Share-based compensation	742	454	393	109
Finance liabilities at fair value	(2,987)	2,596	266	7,022
Total adjustment	1,692	5,945	2,804	9,321
Non-IFRS net loss	6,153	7,053	2,205	1,971

Balance Sheet Highlights:

●	As of December 31, 2020, shareholders’ equity totaled $16,216,000, or approximately $0.89 per outstanding ADS as of December 31, 2020, compared to shareholders’ equity of $2,777,000 on December 31, 2019. The increase is due mainly to equity raised through the issuance of ADSs and pre-funded warrants and warrant exercises as well as debenture conversions, and it was partially offset by the Company’s operating loss during the year.
●	As of December 31, 2020, the Company’s cash and cash equivalents balance was $11,017,000.

COVID-19 Impacts

The Company’s operations and business have been impacted and may continue to be impacted by the COVID-19 pandemic, including a temporary slowdown in sales in some verticals of the Company’s IP Proxy services segment, while experiencing longer sales cycles for new products in the cybersecurity segment.

As there remains a great deal of uncertainty surrounding the trends and duration of the impact of the COVID-19 pandemic on the Company, Safe-T remains focused on maintaining its financial flexibility and continues to manage its cash flow and capital allocation decisions to navigate through this challenging environment. Based on the operating, financial and business strategies the Company has implemented, the Company strongly believes that it has sufficient resources that will enable it to successfully adapt as the situation evolves.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Fourth Quarter and Full Year 2020 Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer, and Mr. Shai Avnit, Chief Financial Officer, will host a conference call on March 22, 2021, at 8:30 a.m. ET, to discuss the financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Monday, March 22, 2021
Time:	8:30 a.m. Eastern time, 5:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1 809 406 247
International dial-in number:	1-201-689-8562
Conference ID:	13717380

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=143870 and via the investor relations section of the Company’s website at www.safe-t.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through April 22, 2021.

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13717380

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced & secured business proxy network which enables clients to collect accurate, transparent & sensitive data from public online sources.

Safe-T’s SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its future outlook, agenda and milestones, its ability to lead the market, achieving its goals, including: the sufficiency of Safe-T’s funding, its growth potential and opportunities, the ability to leverage Safe-T’s strengths in different fields, business models and customer profiles, expansion into new markets, potential investments in other sectors, M&A pipeline and strategy and the ability to maximize the advantages from future purchased technologies, and the impact of COVID-19. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Chris Tyson

Executive Vice President
MZ Group - MZ North America
949-491-8235
SFET@mzgroup.us
www.mzgroup.us

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	December 31,
	2020	2019
	(Audited)
Assets
Current assets:
Cash and cash equivalents	11,017	4,341
Restricted deposits	-	29
Trade receivables	645	680
Other receivables	897	470
Total current assets	12,559	5,520

Non-current assets:
Long-term restricted deposits	89	82
Long-term deposit	50	44
Property and equipment, net	144	266
Right of use assets	543	441
Goodwill	5,387	6,877
Intangible assets, net	4,201	4,607
Total non-current assets	10,414	12,317
Total assets	22,973	17,837

Liabilities and equity
Current liabilities:
Short-term loan	-	4
Trade payables	274	237
Other payables	1,358	1,553
Short-term contract liabilities	441	562
Short-term contingent consideration	915	2,170
Convertible debentures	-	7,151
Derivative financial instruments	1,448	1,637
Short-term lease liabilities	298	184
Liability in respect of the Israeli Innovation Authority	-	8
Total current liabilities	4,734	13,506

Non-current liabilities:
Long-term contract liabilities	41	82
Long-term lease liabilities	365	324
Deferred tax liabilities	793	1,040
Contingent consideration	684	-
Liability in respect of the Israeli Innovation Authority	140	108
Total non-current liabilities	2,023	1,554
Total liabilities	6,757	15,060

Equity:
Ordinary shares	-	-
Share premium	71,492	52,394
Other equity reserves	15,256	13,070
Accumulated deficit	(70,532)	(62,687)
Total equity	16,216	2,777
Total liabilities and equity	22,973	17,837

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2020	2019	2020	2019
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	4,886	3,284	1,295	1,114
Cost of revenues	2,499	1,889	811	869
Gross profit	2,387	1,395	484	245

Research and development expenses	2,202	2,485	754	549
Sales and marketing expenses	4,215	3,783	1,320	1,096
General and administrative expenses	4,197	3,757	1,289	1,300
Impairment of goodwill	2,759	1,002	1,959	1,092
Contingent consideration measurement	345	159	(85)	(64)
Operating expenses	(13,718)	(11,186)	(5,237)	(3,883)

Operating loss	(11,331)	(9,791)	(4,753)	(3,638)

Finance income (expenses), net	3,240	(3,184)	(318)	(7,599)
Tax benefit (taxes on income)	246	(23)	62	(55)
Net loss	(7,845)	(12,998)	(5,009)	(11,292)

Basic loss per share	(0.02)	(0.96)	(0.01)	(0.42)

Diluted loss per share*	(0.02)	(1.03)	(0.01)	(0.48)